Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to 14a-6 under the
Securities Exchange Act of 1934, as amended
Filing Person: Corporate Property Associates 16 — Global Incorporated / CPA 16 Holdings Inc.
Subject Company: Corporate Property Associates 14 Incorporated
Registration No. 333-171538
IMPORTANT INFORMATION FOR CPA®:16 — GLOBAL STOCKHOLDERS
Your board of directors requests your approval of a proposal to merge CPA®:16 — Global and CPA®:14.
Please vote by April 25, 2011
This brochure must be read in conjunction with the joint proxy statement/prospectus in order to understand fully all of the implications and risks of the transactions to which it relates. A copy of the joint proxy statement/prospectus must be made available to you in connection with these transactions.

DEAR FELLOW CPA®:16 — GLOBAL STOCKHOLDERS
CPA®:16 — Global’s board of directors has approved a plan to merge CPA®:16 — Global and CPA®:14, an affiliated nontraded REIT also managed by our advisor, W. P. Carey & Co. LLC (W. P. Carey), with CPA®:16 — Global being the surviving company.
This merger offers CPA®:16 — Global stockholders the ability to acquire a large portfolio of high-quality, net-leased properties that complement CPA®:16 — Global’s existing portfolio. Under the terms of the transaction, CPA®:14 will merge with, and transfer its properties to, CPA 16 Merger Sub, a subsidiary of CPA®:16 — Global. As a result, CPA®:16 — Global will increase its asset base by acquiring over $1.63 billion of real estate assets, providing CPA®:16 — Global even greater portfolio diversification and the opportunity to increase its revenue and cash flow.
CPA®:16 — Global will pay to CPA®:14 stockholders $10.50 per share of CPA®:14 common stock they own as consideration in the merger. The $10.50-per-share merger consideration will be paid in either 1.1932 shares of newly issued CPA®:16 — Global common stock or cash, as elected by the CPA®:14 stockholder. In connection with the merger, CPA®:16 — Global stockholders are being asked to amend its charter to increase the number of authorized shares of common stock from 250,000,000 shares to 400,000,000 to ensure that it will have a sufficient number of authorized shares to issue in future transactions.
While stockholders of CPA®:16 — Global are not required to approve the merger itself, the holders of a majority of CPA®:16 — Global’s outstanding shares are being asked to approve an alternate merger structure to provide for a tax-efficient transaction if the amount of cash elected to be received by CPA®:14 stockholders in the merger could cause the merger to be a taxable transaction.
Your board is also proposing an internal reorganization of CPA®:16 — Global into an umbrella partnership real estate investment trust, or UPREIT. While this conversion will not materially change CPA®:16 — Global’s day-to-day business, it is anticipated that the UPREIT structure would have a positive impact on its annual cash flow from operations. It also provides for CPA®:16 — Global to structure tax-favored transactions for property sellers, similar to many stock-exchange-listed real estate investment trusts. While CPA®:16 — Global does not currently expect to engage in significant acquisitions in the near term because it has substantially invested its available funds, your board believes that it would be beneficial to be organized as an UPREIT if CPA®:16 — Global ultimately decides to pursue a listing on a stock exchange.
Your vote is very important regardless of the number of shares you own.
The board of directors of CPA®:16 — Global, after receiving a recommendation by a special committee of independent directors of CPA®:16 — Global’s board, has determined that each of the merger, the alternate merger, the charter amendment and the UPREIT reorganization are in the best interests of our stockholders, and the board of directors unanimously recommends that CPA®:16 — Global stockholders vote for the alternate merger, the charter amendment and the UPREIT reorganization.
The enclosed joint proxy statement/prospectus provides you with detailed information about the proposed merger and other proposals and the scheduled stockholders’ meeting. You are urged to VOTE—by telephone, mail or the Internet—as promptly as possible. A special meeting of CPA®:16 — Global stockholders will be held at W. P. Carey’s corporate offices on Tuesday, April 26, 2011, at 11:00 a.m. Eastern time.
We encourage you to carefully read the entire joint proxy statement/prospectus accompanied by this brochure, as it contains important information regarding the merger, the alternate merger, the charter amendment and the UPREIT reorganization. In particular, please review the section titled RISK FACTORS of the enclosed joint proxy statement/prospectus, for a discussion of the risks associated with these matters. The effects of the merger will be different for CPA®:16 — Global stockholders and CPA®:14 stockholders.
If you need additional copies of this brochure, the enclosed joint proxy statement/prospectus or our other regulatory filings, please contact our Investor Relations Department at 1-800-WP CAREY (1-800-972-2789) or IR@wpcarey.com. You can also download our filings for free from our website, www.cpa16global.com, or from the U.S. Securities and Exchange Commission’s website, www.sec.gov.
We have sought to anticipate some of the questions you may have regarding these transactions and to address them in the following pages. However, if you have additional questions regarding the enclosed joint proxy statement/prospectus or the proposed merger or related transactions or if you need assistance with completing the proxy card, feel free to call Computershare Fund Services, which has been retained to answer any questions, and whose toll-free number is 1-866-525-2692.
We thank you again for your continued confidence and support and wish you and your family the very best.
With best regards,

Wm. Polk Carey	Trevor P. Bond	Thomas E. Zacharias
Chairman of the Board	Chief Executive Officer	President

The board of directors unanimously recommends that CPA®:16 — Global stockholders vote for the:
•	alternate merger

•	charter amendment

•	UPREIT reorganization
Additional Information about the Proposed Merger
CPA®:16 — Global stockholders, CPA®:14 stockholders and other investors are urged to read the joint proxy statement/prospectus and other materials filed by CPA®:16 — Global with the U.S. Securities and Exchange Commission (SEC). These documents contain important information, which should be read carefully before any decision is made with respect to the proposed merger. As these documents are filed with the SEC, they become available for free at the SEC’s website (www.sec.gov). These documents will also be available for free by accessing CPA®:16 — Global’s website (www.cpa16global.com) or by accessing CPA®:14’s website (www.cpa14.com). CPA®:16 — Global, CPA®:14 and certain of their executive officers and members of management may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Investors may obtain information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger—including any interest they have in the proposed merger—by reading the joint proxy statement/prospectus filed with the SEC.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

HIGHLIGHTS OF THE TRANSACTIONS
The principal reasons that the board of directors of CPA®:16 — Global approved entering into the merger include that CPA®:16 — Global will:
•	have greater geographic diversification and greater asset and tenant diversification while decreasing its exposure to foreign currency fluctuations, which could provide the combined company with greater cash flow stability;
•	have the opportunity to acquire a large portfolio of high-quality, net-leased real estate assets in a single efficient transaction, at a price based in part on appraisals of each company’s real estate portfolios; and
•	increase its total real estate asset value, which should give CPA®:16 — Global the opportunity to increase its revenue and cash flow, enhance stockholder value and potentially enhance the success of a future liquidity event.
The board of directors of CPA®:16 — Global also considered a number of negative factors, including that:
•	the average lease maturity of CPA®:16 — Global’s portfolio will decrease from 14.0 years to approximately 11.6 years;
•	on a pro forma basis, after giving effect to the merger, leases to Carrefour France SAS, the world’s second largest retailer, will represent approximately 5.6% of CPA®:16 — Global’s annualized rental income;
•	upon completion of the merger, CPA®:16 — Global will be more highly leveraged, both on an absolute basis and as a percentage of total assets, thereby exposing CPA®:16 — Global to greater risk and possible limitations on future capital plans and acquisitions, if any, as well as an increase in its annual interest expense;
•	the exchange ratio is fixed and based primarily on a real estate valuation as of September 30, 2010. Accordingly, adverse changes to CPA®:14’s portfolio subsequent to September 30, 2010 could alter its value but would not result in an adjustment of the exchange ratio; and
•	Carey Asset Management Corp., a subsidiary of W. P. Carey, and its affiliates will earn significant fees in the merger and will continue to benefit from future significant asset management fees, incentive fees and termination fees, based on any appreciation in value, from the properties that CPA®:16 — Global acquires in the merger.

QUESTIONS AND ANSWERS
The following questions and answers briefly address some of the commonly asked questions about the special meeting of CPA®:16 — Global stockholders and the merger. As they may not include all the information that may be important to you, CPA®:16 — Global urges you to carefully read the entire joint proxy statement/prospectus, including the annexes and other documents to which it has referred you.
Q: Who is soliciting my proxy?
A: The directors of CPA®:16 —Global are sending you this joint proxy statement/prospectus and the enclosed proxy card so that you can vote on the proposed merger. The board of directors of CPA®:16 — Global unanimously recommends that CPA®:16 — Global stockholders vote FOR the alternate merger and the other proposals described in the joint proxy statement/prospectus.
Q: Why am I receiving these materials?
A: CPA®:16 — Global and CPA®:14 have entered into a merger agreement pursuant to which CPA®:14 will merge with and into CPA 16 Merger Sub, a subsidiary of CPA®:16 — Global. If the merger will not satisfy applicable requirements to qualify as a reorganization for U.S. federal income tax purposes and the boards of directors of each of CPA®:16 — Global and CPA®:14, including their respective independent directors, have not elected to terminate the merger agreement, the parties will engage in the alternate merger.
In the alternate merger, CPA®:16 — Global and CPA®:14 will merge with two separate, transitory merger subsidiaries of CPA 16 Holdings, and each of CPA®:14 and CPA®:16 — Global will survive the alternate merger as subsidiaries of CPA 16 Holdings.
For the merger to occur, the stockholders of CPA®:14 must approve the merger. For the alternate merger to occur, the stockholders of each of CPA®:14 and CPA®:16 — Global must approve the alternate merger. As a stockholder of CPA®:16 — Global, you are being sent these materials because your board is asking you to approve the following:
1.	to engage in the alternative merger, as described in the accompanying joint proxy statement/prospectus, if necessary.
2.	to implement the internal reorganization of CPA®:16 — Global as an umbrella partnership real estate investment trust, or UPREIT, as described in the joint proxy statement/prospectus.
3.	to amend CPA®:16 — Global’s charter to increase the number of authorized shares of common stock of CPA®:16 — Global from 250,000,000 to 400,000,000 shares to ensure that it will have a sufficient number of authorized shares to issue in the merger.
Q: What is the UPREIT reorganization?
A: UPREIT stands for umbrella partnership real estate investment trust. In an UPREIT structure, substantially all of a company’s assets and liabilities are held through a subsidiary partnership, known as the operating partnership, instead of being held directly by the company. Essentially, the company becomes a holding company that does not own any properties itself but instead owns the operating partnership, which in turn owns all or substantially all of the properties and other assets the company originally owned.
Conversion to an UPREIT is a change in the way CPA®:16 —Global will hold its assets; it is not a change in the essential way CPA®:16 — Global has conducted and will continue to conduct its business. CPA®:16 — Global does not expect this or other aspects of the conversion to materially impact its day-to-day operations. Stockholders would not be affected in terms of the value, liquidity and other aspects of their investment in CPA®:16 — Global common stock.
Q: Are there any conditions to completion of the merger?
A: Yes, the merger is subject to a number of conditions, including, among others, the following:

•	the receipt of requisite stockholder approvals;
•	the completion of the CPA®:14 asset sales, including the sale of three properties to W. P. Carey and three properties to CPA®:17 — Global, an affiliated non-traded REIT also managed by our advisor, W. P. Carey;
•	the closing of the funding of a new $300 million senior secured credit facility for CPA®:16 — Global; and
•	holders of 50% or less of the outstanding CPA®:14 common stock electing to receive cash in the merger.
If any of these conditions is not satisfied, the merger agreement and the merger may be terminated by either CPA®:14 or CPA®:16 — Global. These and other conditions to the merger are described in more detail in the joint proxy statement/prospectus.
Q: Why is CPA®:14 selling six of its assets to CPA®:17 — Global and W. P. Carey rather than selling all of its assets to CPA®:16 — Global in the merger?
A: Immediately prior to the merger, CPA®:14 proposes to sell interests in three properties to CPA®:17 — Global for approximately $57.4 million in cash, plus the assumption of related nonrecourse mortgage indebtedness, and interests in three other properties to W. P. Carey for approximately $32.1 million in cash, plus the assumption of related nonrecourse mortgage indebtedness. CPA®:16 — Global is not purchasing the properties being sold to CPA®:17 — Global because CPA®:16 — Global already is a joint-venture partner in those properties and does not wish to increase its ownership interest in them. The properties being sold to W. P. Carey are properties in which W. P. Carey already is a joint-venture owner, and the properties have an average remaining lease term of 7.8 years, which is shorter than CPA®:16 — Global’s preferred lease term.
Q: How will CPA®:16 — Global pay for the cash portion of the merger consideration?
A: CPA®:16 — Global intends to pay for cash elections by CPA®:14 stockholders’ using a combination of the following resources:
•	CPA®:14’s and CPA®:16 — Global’s available cash on hand;
•	the cash proceeds of the CPA®:14 asset sales;
•	the new $300 million CPA®:16 — Global senior secured credit facility; and
•	if necessary, cash proceeds from the sale of CPA®:16 — Global common stock to W. P. Carey at its current estimated per share net asset value of $8.80.
CPA®:16 — Global has entered into commitment letters for the new $300 million senior secured credit facility; however, the commitment letters are subject to a number of conditions, including the lenders’ satisfactory completion of due diligence and determination that no material adverse change in CPA®:16 — Global has occurred. There can be no assurance that CPA®:16 — Global will be able to obtain and consummate the new credit facility, and if CPA®:16 — Global is unable to do so, the merger agreement and the merger may be terminated by either CPA®:14 or CPA®:16 — Global.
Q: How was the exchange ratio determined?
A: The exchange ratio was determined by dividing the estimated net asset value per share of CPA®:14 ($10.50 after deducting a $1.00-per-share special cash distribution to CPA®:14 stockholders, to be paid in part from the proceeds of the CPA®:14 asset sales) into the estimated net asset value per share of CPA®:16 — Global ($8.80), in each case as of September 30, 2010. The estimated net asset values were calculated for each of CPA®:14 and CPA®:16 — Global by the advisor based in part on a valuation of the fair market values of the real estate portfolios of each company as of September 30, 2010, with adjustments for cash and other items.

Q: When do you anticipate completing the merger?
A: Assuming the closing conditions listed above are satisfied, we currently expect to complete the merger in the second quarter of 2011; however, we cannot assure you as to when, or whether, the merger will occur.
Q: What if I want to change my vote?
A: You may change your vote in three ways:
•	Deliver a written notice or a later-dated proxy card to the corporate secretary of CPA®:16 — Global prior to the special meeting;
•	Call the proxy solicitor, Computershare Fund Services, at 1-866-241-6192 and revise your vote or election telephonically; or
•	Attend the special meeting and vote in person; however, your attendance alone will not revoke your proxy or change your vote.
Q: Who can help answer my additional questions?
A: If you have more questions about the merger or would like additional copies of the enclosed joint proxy statement/prospectus, you can contact the proxy solicitor hired by CPA®:16 — Global:
Computershare Fund Services
280 Oser Avenue
Hauppauge, NY 11788
Telephone: 1-866-525-2692
You can also contact:
CPA®:16 — Global
Investor Relations Department
50 Rockefeller Plaza
New York, NY 10020
Telephone: 1-800-WP CAREY (1-800-972-2739)

Your board of directors recommends that you vote FOR:
▪	the alternative merger, as described in the accompanying joint proxy statement/prospectus.
▪	the internal reorganization of CPA®:16 — Global as an umbrella partnership real estate investment trust, or UPREIT.
▪	the amendment of CPA®:16 — Global’s charter to increase the number of authorized shares of common stock of CPA®:16 — Global from 250,000,000 to 400,000,000 shares to ensure that it will have a sufficient amount of authorized share to issue in the merger.
How to vote
TELEPHONE
Call toll-free 1-866-241-6192, 24 hours a day, seven days a week.
There is no charge for this call; please have your proxy card in hand.
INTERNET
1. Go to www.proxy-direct.com
2. Please have your proxy card available.
3. Follow the simple instructions.
MAIL
Please vote, sign and date the accompanying proxy card and return it in the enclosed postage-paid return envelope. If you sign and return the proxy card without indicating your choices, you will have been deemed to have voted in favor of the merger.
Please vote by April 25, 2011
If you have any questions or need assistance in completing your proxy card, please call Computershare Fund Services, which has been retained to answer your questions and whose toll-free number is 1-866-525-2692.
YOUR VOTE IS IMPORTANT • PLEASE ACT PROMPTLY

Cautionary Statement Concerning Forward-Looking Statement:
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of Corporate Property Associates 16 —Global Incorporated (“CPA®:16 — Global”) and can be identified by the use of words such as “may,” “will,” “should,” “would,” “seeks,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates” and other comparable terms. It is important to note that CPA®:16 — Global’s actual results could be materially different from those projected in such forward-looking statements. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties and other factors that may materially affect CPA®:16 — Global’s future results, performance, achievements or transactions.
Factors that could cause actual results or other outcomes to differ materially from those described in this communication include, among others: changes in national or regional economic and business conditions, including changes in interest rates and the availability and cost of capital; the possibility that various closing conditions to the proposed merger and the Corporate Property Associates 14 Incorporated (“CPA®:14”) asset sales may not be satisfied or waived and, as a result, the proposed merger and the CPA®: 14 asset sales may not be consummated; the possibility that the UPREIT reorganization contemplated in connection with the proposed merger will not be approved by stockholders and thus will not occur; the risks and uncertainties associated with obtaining the debt financing and the equity financing necessary to consummate the proposed merger; potential liability under, and changes in, environmental, zoning, tax and other laws; and other factors.
All subsequent written and oral forward-looking statements attributable to CPA®:16 — Global or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. CPA®:16 — Global does not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events.